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MAR 25 2024

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SEC FILE NUMBER
8-65527

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Impact U.Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 Froehlich Farm Blvd.
(No. and Street)

Woodbury	NY	11797
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan Plapp	631-845-5100	mplapp@vanderbiltsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A, Distante, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ImpactU.Investments, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Member

[signature] 3/11/24
Notary Public

JOSEPH J TRIFILETTI
Notary Public - State of New York
NO. 01TR6195991
Qualified in Suffolk County
My Commission Expires 11/03/24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ImpactU.Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ImpactU.Investments, LLC as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ImpactU.Investments, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ImpactU.Investments, LLC's management. Our responsibility is to express an opinion on ImpactU.Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ImpactU.Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital pursuant to rule 15c3-1, computation for determining of reserve requirements pursuant to rule 15c3-3 and information relating to possession or control requirements pursuant to rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of ImpactU.Investments, LLC's financial statements. The supplemental information is the responsibility of ImpactU.Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital pursuant to rule 15c3-1, computation for determining of reserve requirements pursuant to rule 15c3-3 and information relating to possession or control requirements pursuant to rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPAs

We have served as ImpactU.Investments, LLC's auditor since 2019.
Kennett Square, Pennsylvania
March 11, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

ImpactU.Investment, LLC
Statement of Financial Condition
As of December 31, 2023

		2023
Assets		
Cash and cash equivalents	$	11,157
Prepaid Expenses		1,414
Total Assets	**$**	**12,571**
Liabilities and partners' capital		
Liabilities		
Accounts payable/accrued expenses/other current liabilities	$	-
Total liabilities		-
Member's Equity		
Members' equity	$	12,571
Total Member's Equity		12,571
Total liabilities and member's equity	**$**	**12,571**

The accompanying notes are an integral part of these financial statements

ImpactU.Investment, LLC
Statement of Operations
For the year ended December 31, 2023

		2023
Revenues:		
Commission income		$ 1,164
	Total revenues	**1,164**
Expenses:		
Professional fees		7,000
Insurance		1,600
Registration and license		2,850
Other operating expenses		25
	Total expenses	**11,475**
	Net Income (loss)	**$ (10,311)**

ImpactU.Investments, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2023

Balance at December 31, 2022	$	12,882
Members' distributions		-
Members' contributions		10,000
Net income (loss)		(10,311)
Balance at December 31, 2023	$	12,571

The accompanying notes are an integral part of these financial statements

ImpactU.Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2023

		2023
Cash flows from operating activities:		
Net income (loss)	$	(10,311)
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses		(48)
Due to Affiliate		(3,200)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		-
TOTAL ADJUSTMENTS		(3,248)
Net cash provided (used in) operating activities		(13,559)
Cash flows from financing activities:		
Capital Contributions		10,000
Net cash provided by (used in) financing activities		10,000
Net increase (decrease) in cash		(3,559)
Cash, cash equivalents, and restricted cash - beginning of year	$	14,716
Cash, cash equivalents, and restricted cash - end of year	**$**	**11,157**

General

ImpactU.Investments, LLC. (The "Company") was organized in the State of New York on May 1, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Footnote 74 of the SEC Release No. 34-70073. The Company does not directly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3). The Company's business activities are, and will remain, limited to Private Placements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

Revenue Recognition

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. Any fixed amounts are recognized when they are earned. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, the Company recognizes the income when it is received monthly.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes in accordance with partnership limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2023, the taxing authorities have not proposed any adjustment to the Company's tax position.

Commitment and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2023, or during the year then ended.

Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Related Party Transaction

The Company has no related party transactions.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $11,157 which was $6,157 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.

ImpactU.Investments, LLC
Computation of Net Capital, Pursuant to Rule 15c3-1
Schedule I
As of December 31, 2023

		2023
Computation of Net Captial:		
Member's equity from statement of financial condition	$	12,571
Deduction and/or charges:		
Total nonallowable assets		(1,414)
Net Capital	**$**	**11,157**
Computation of Net Capital Requirements:		
Minimum Net Capital Requirement		
6 2/3 percent of net aggregate indebtedness	$	-
Minimum dollar net capital required		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	**$**	**6,157**
Aggregate indebtedness	**$**	**-**
Ratio: Aggregate indebtedness to net capital		**-**

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Part IIA of Form X-17A-5 report dated December 31, 2023

ImpactU.Investments, LLC
Schedule II-Computation for Determining of Reserve Requirements Pursuant to Rule15c3-3
As of December 31, 2023

ImpactU.Investments, LLC operates under the provisions of Footnote 74 of the SEC Release No. 34-70073.

ImpactU.Investments, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to ImpactU.Investments, LLC as the Company operates under the provisions of Footnote 74 of the SEC Release No. 34-70073.

Impact U.Investments, LLC

Report on Exemption Provisions

For the Year Ended December 31, 2023

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ImpactU.Investments, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) ImpactU.Investments, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17A-5 because the Company limits its business activities exclusively to private placement. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ImpactU.Investments, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ImpactU.Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, CPAs

Kennett Square, Pennsylvania
March 11, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

ImpactU.Investments, LLC Exemption Report

ImpactU.Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240, 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company does not claim an exemption under paragraph (k) of 17 C.F.R. 240, 15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240. 17a-5 because the Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ImpactU.Investments, LLC

I, Stephen Distante swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Stephen A. Distante